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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69455

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Craft Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Oak Street, Suite 402
(No. and Street)

Garden City	NY	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson 623-533-4407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto CPA PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stephen Kiront, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Craft Capital Management LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

Notary Public

EXP 6/23/2022

JOHN G AICHER
NOTARY PUBLIC STATE OF NEW YORK
NO. 02AI6306523
NASSAU COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Craft Capital Management LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2017

Craft Capital Management
Index
December 31, 2017

Index

DEPIETTO CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C110
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Craft Capital Management LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Craft Capital Management LLC. as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Craft Capital Management LLC. as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Craft Capital Management LLC's management. Our responsibility is to express an opinion on Craft Capital Management LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Craft Capital Management LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DePietto CPA PC

DePietto CPA PC

We have served as Craft Capital Management LLC's auditor since 2013.

Lake Success, New York

February 27, 2018

Craft Capital Management
Statement of Financial Condition
December 31, 2017

ASSETS		
Cash and cash equivalents	$	402,085
Receivable from clearing organization		79,777
Deposits with clearing organization		50,000
Prepaid expenses		17,823
TOTAL ASSETS	**$**	**549,685**
LIABILITIES & EQUITY		
Liabilities		
Accounts Payable and accrued expenses	$	404,862
Total Liabilities		**404,862**
Total Member's Equity		144,823
TOTAL LIABILITIES & EQUITY	**$**	**549,685**

The accompanying notes are an integral part of these financial statements.

Craft Capital Management
Notes to Financial Statements
December 31, 2017

Amounts in US Dollars

1. Organization

Craft Capital Management LLC (the "Company") was formed as a Limited Liability Company in New York on October 3, 2013. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and is duly registered as a broker-dealer with participating NASAA State administrators in 35 states. The Company is a designated Municipal Broker by the Municipal Securities Rulemaking Board ("MSRB") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company is primarily engaged in retail activities. It also engages in institutional sales.

All of the Company's executable trades are cleared through its clearing agent.

The Company is exempt from SEC Rule 15c3-3(k)(2)(ii) of the Customer Protection Rule. In connection with its activities as a broker/dealer, the Company is an introducing firm and does not hold customer funds or securities.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

Income Taxes

The Company is a Limited Liability Company. All income and losses are passed through to the member be included on its income tax return. The Company is considered a disregarded entity and is thus not subject to federal, state or local income taxes. The Company is subject to examination by taxing authorities for the prior three years.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

3. Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of the Company's financial instruments are measured and reported on a fair value basis. The ASC unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are observable and significant to the fair value measurement.

At December 31, 2017, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course pf trade. The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard.

4. **Deposit with Clearing Broker**

The Company maintains cash deposited with the clearing firm pursuant to a fully disclosed clearing agreement ("Clearing Agreement") which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2017, the Company had $50,000 deposited with the clearing firm. The deposit does not represent an ownership interest in the clearing firm.

5. **Concentration of Risk**

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with the clearing firm. The Company's Clearing Agreement with the clearing firm provides that the clearing firm's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

6. **Related-Party Transactions**

The wholly-owned Company entered into an expense sharing administrative services agreement with from which it receives the benefit of certain facilities and

Amounts in US Dollars

services paid for by its Parent, Craft Asset Holdings ("CAH"). The Company is allocated certain overhead expenses including rent, telephone, office supplies, utilities and computer expense based on a set percentage.

Compensation expenses are allocated to the Company from based on a set percentage for each shared employee.

During the period, the Company paid $441,912 to CAH as reimbursement for allocated expenses pursuant to the expense sharing agreement. As of December 31, 2017, the Company has a liability of $33,424 due to CAH for expenses paid for by on behalf of the Company. Subsequent to the balance sheet date, on January 5, 2018 and January 12, 2018 $10,000 and $23,424 respectively were paid to CAH.

7. **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $50,000 or 12.5% of aggregate indebtedness. At December 31, 2017, the Company had a net capital of $127,000 which was $77,000 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 3.19 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with the clearing firm and promptly transmits all customer funds and securities to the clearing firm. The clearing firm carries all of the accounts of such customers and maintains and preserves such books and records.

8. **Commitments and Contingencies**

As of December 31, 2017, the Company had a contingent liability of $14,850 due to a customer. This amount was accrued as of December 31, 2017 and was paid on January 24, 2018.

9. **Recently Issued Accounting Standards**

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases

based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales type leases, direct financing leases and operating leases. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). The standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact the adoption of ASU 2016-02 will have on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, creating a new topic, FASB ASC Topic 606, *Revenue from Contracts with Customers*, superseding revenue recognition requirements in FASB ASC Topic 605, Revenue Recognition. This ASU requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In addition, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015-14 that defers the effective date of ASU 2014-09. This ASU is effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2017. The standard can be adopted using either a full retrospective or modified retrospective approach with respect to presenting comparable periods prior to the effective date. The Company is currently compliant with the new standard and no financial statement impact from adoption is anticipated.

10. **Subsequent Events**

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 27, 2018 the date the financial statements were available to be issued and there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.

The Company returned capital to CAH of $20,000, $25,000 and $50,000 on January 5, 2018, January 12, 2018 and February 9, 2018 respectively.